Exhibit 99.1

Tower Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports Record Revenue for the
Fourth Quarter of 2025

Further Expanding SiPho Capacity and Capability with Additional $270 Million Cap-Ex
Investments to Support Increasing Demand

MIGDAL HAEMEK, ISRAEL – February 11, 2026 – Tower Semiconductor (NASDAQ/TASE: TSEM) reports today its results for the fourth quarter of 2025 and for the year ended December 31, 2025.

Fourth Quarter of 2025 Results Overview
Record revenue for the fourth quarter of 2025 was $440 million, representing revenue growth of 14% year-over-year and 11% quarter-over-quarter. The Company met its expressed revenue target of sequential quarter-over-quarter revenue growth within 2025 and an acceleration in the second half of the year, resulting in 23% growth fourth quarter over first quarter.

Gross profit and operating profit for the fourth quarter of 2025 were $118 million and $71 million, respectively, compared to $93 million and $51 million in the third quarter of 2025, respectively.

Net profit for the fourth quarter of 2025 was $80 million, reflecting $0.71 basic and $0.70 diluted earnings per share, $26 million higher as compared to $54 million in the third quarter of 2025, reflecting $0.48 basic and $0.47 diluted earnings per share.

Cash flow generated from operating activities in the fourth quarter of 2025 was $40 million considering the inclusion of the previously announced $105 million Fab3 Newport Beach, California lease extension prepayment. Investments in property and equipment, net, were $111 million. In the third quarter of 2025, cash flow generated from operating activities was $139 million and investments in property and equipment, net, were $103 million.

Full Year 2025 Results Overview
Revenue for the full year of 2025 was $1.57 billion, representing 9% growth as compared to $1.44 billion in 2024.

Gross profit and operating profit for 2025 were $364 million and $194 million, respectively, and net profit was $220 million, reflecting $1.97 basic and $1.94 diluted earnings per share. In 2024, gross profit and operating profit were $339 million and $191 million, respectively, and net profit was $208 million, reflecting $1.87 basic and $1.85 diluted earnings per share.

Cash flow generated from operating activities for the year ended December 31, 2025, was $395 million considering the inclusion of the previously announced $105 million Fab 3 lease extension prepayment. Investments in property and equipment, net for the year ended December 31, 2025, were $437 million and debt payments, net totaled $33 million.

Business Outlook
The company guides revenue for the first quarter of 2026 to be $412 million, with an upward or downward range of 5%, reflecting revenue increase of 15% year-over-year.

Cap-Ex Investments for Growth
SiPho and SiGe demand continues to grow, and hence aligned with key customers, in addition to the previously announced and presently acting upon $650 million CapEx plans, the Company is further executing on an additional $270 million of equipment investment for SiPho capacity and next generation capabilities, resulting in a total of $920 million SiPho and SiGe investments. The Company targets installation and full qualification of the entirety of the CapEx to be completed in the fourth quarter of 2026, enabling full starts commencing 2027. This total capacity is targeted to be greater than 5X of the fourth quarter 2025 annualized wafer shipment run-rate. Over 70% of the total SiPho capacity is either presently reserved or in the process of being reserved through 2028, firmly backed with customers’ prepayments.

Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, said: “We ended 2025 having achieved our highest-ever quarterly revenue with a substantial increase in profitability. This was driven by a strong base where each of our key technology platforms provided growth, combined with exceptional performance and strong incremental margins of our market-leading SiPho platforms. We previously announced a $650 million CapEx investment, targeted to be fully qualified in the second half of 2026. Considering our market position, and the extremely high adoption rate of SiPho for 1.6T transceivers, for which Tower is the primary provider, we announce today an additional $270 million investment for the expansion of SiPho capacity and capability. The resultant of the $920 million total investment targets December 2026  SiPho wafer starts capacity greater than five times the actual fourth quarter 2025 SiPho wafer monthly shipments, with customer committed consumption.”

Ellwanger further added: “We remain focused on a value-driven growth strategy and are targeting sequential quarterly increases in revenue and profitability during 2026. Having moved strong customer partnerships into the next stage, namely deeply trust rooted technical alliances, we are redefining our business and financial landscape.”

Capacity Agreement
In September 2023 Intel signed a contract with Tower to manufacture 300mm wafers for Tower’s customers in Intel’s New Mexico facility. Recently, Intel has expressed its intention not to perform under the agreement. The parties are presently in a mediation process. The flows which have been transferred, or were in the process of being transferred, were originally qualified in Tower’s Fab7 in Japan. Customers are now being redirected to be supported by Fab7.

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Wednesday, February 11, 2026, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the fourth quarter and full year of 2025 and its business outlook, including an updated financial model.

The call will be webcast and available through the Investor Relations section of Tower Semiconductor’s website at ir.towersemi.com. The pre-registration form required for dial-in participation is accessible here. Upon completing the registration, participants will receive the dial-in details, a unique PIN, and a confirmation email with all necessary information. To access the webcast, click here. The teleconference will be available for replay for 90 days.

Non-GAAP Financial Measures
The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, which we may describe as adjusted financial measures and/or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the “SEC”) as they apply to our Company. These adjusted financial measures are calculated excluding the following: (i) amortization of acquired intangible assets as included in our costs and expenses, (ii) compensation expenses in respect of equity grants to directors, officers, and employees as included in our costs and expenses, (iii) merger contract termination fees received from Intel, net of associated cost and taxes following the previously announced Intel contract termination as included in net profit in 2023 and (iv) restructuring income, net, which includes income, net of cost and taxes associated with the reorganization and restructure of our operations in Japan including the cessation of operations of the Arai facility, which occurred during 2022, as included in net profit. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures used and/or presented in this release, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, as well as may be included and calculated in the tables herein, the term Earnings Before Interest Taxes, Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenue and in operating cost and expenses lines (e.g., research and development related equipment and/or fixed other assets depreciation), (ii) stock-based compensation expense, (iii) amortization of acquired intangible assets, (iv) merger contract termination fees received from Intel, net of associated cost following the previously announced Intel contract termination, as included in operating profit and (v) restructuring income, net in relation to the reorganization and restructure of our operations in Japan including the cessation of operations of the Arai facility, as included in operating profit. EBITDA is reconciled in the tables below and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company from GAAP operating profit. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, are not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/or presented in this release and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is comprised of cash, cash equivalents and short-term deposits less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $40 million, $139 million and $101 million for the three months periods ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively and in the amounts of $395 million and $449 million for the years ended December 31, 2025 and December 31, 2024, respectively (less cash used for investments in property and equipment, net (in the amounts of $111 million, $103 million and $93 million for the three months periods ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively and in the amounts of $437 million and $432 million for the years ended December 31, 2025 and December 31, 2024, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing, and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

 About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiPho, SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor currently owns one operating facility in Israel (200mm), two in the U.S. (200mm), and two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo and shares a 300mm facility in Agrate, Italy with STMicroelectronics. For more information, please visit: www.towersemi.com.

CONTACT:
Liat Avraham | Investor Relations | +972-4-6506154 | liatavra@towersemi.com

Forward-Looking Statements
This release, as well as other statements and reports filed, stated and published in relation to this quarter’s results, include certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, among others, projections and statements with respect to our future business, financial performance and activities. The use of words such as “projects”, “expects”, “may”, “targets”, “plans”, “intends”, “committed to”, “tracking”, or words of similar import, identifies a statement as “forward-looking.” Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements, which describe information known to us only as of the date of this release. Factors that could cause actual results to differ materially from those projected or implied by such forward-looking statements include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) reliance on acquisitions and/or gaining additional capacity for growth, (iii) difficulties in achieving acceptable operational metrics and indices as a result of operational, technological or process-related problems, (iv) identifying and negotiating with third-party buyers for the sale of any excess and/or unused equipment, inventory and/or other assets, (v) maintaining current key customers and attracting new key customers, (vi) over demand for our foundry services resulting in high utilization and its effect on cycle time, yield and on schedule delivery, as well as customers potentially being placed on allocation, which may cause customers to transfer their business to other vendors, (vii) financial results may fluctuate from quarter to quarter, (viii) our debt and other liabilities may impact our financial position and operations, (ix) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (x) fluctuations in cash flow, (xi) our ability to satisfy the covenants stipulated in our agreements with our debt holders, (xii) pending litigation, (xiii) meeting the conditions set in approval certificates and other regulations under which we received grants and/or royalties and/or any type of funding from the Israeli, US and/or Japan governmental agencies, (xiv) receipt of orders that are lower than the customer purchase commitments or forecast and/or failure to receive customer orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) the effects of global recession, credit crisis and/or unfavorable macro-economic conditions, such as the imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles which may cause financial results to fluctuate from quarter to quarter, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we create inventory before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) capacity and capability expansion and acquisition related transactions in our existing fabrications, strategic and/or other in-organic capacity and/ or capability growth and/ or M&A transactions and opportunities, and/ or the acquisition of and/ or the establishment of a new factory or factories, which could require funding needs beyond our existing cash, the availability of which cannot be assured on favorable terms, if at all, and which may have adverse impact on the market value of the Company and the price of the Company’s ordinary shares,  (xxi) operating our facilities at sufficient utilization rates necessary to generate and maintain positive and sustainable gross, operating and net profit, (xxii) the purchase of equipment and/or raw material (including purchases under committed contracts), the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) product returns and defective products, (xxiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, including artificial intelligence, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxv) competing effectively, (xxvi) the use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers, (xxvii) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxviii) Fab 3 landlord’s alleged claims regarding noise abatement and request for judicial declaration of material non-curable breach of the Fab3 lease, and in addition, claims by a third-party with whom the landlord is engaged pertaining the Fab3 site, under which such third party believes he has certain rights with respect to the site, (xxix) retention of key employees and recruitment and retention of skilled qualified personnel, (xxx) exposure to inflation, currency rates (mainly the Israeli Shekel and the Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of our traded securities, (xxxi) meeting regulatory requirements worldwide, including export, environmental and governmental regulations, as well as risks related to international operations, (xxxii) engagements for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with the Agrate fab, such as its qualification schedule, technology, equipment and process qualification, facility operational ramp-up, customer engagements, cost structure, required investments and other terms, which may require additional funding to cover significant capacity investment needs and other payments, (xxxiii) potential liabilities, cost and other impact due to reorganization and consolidation of fabrication facilities, or cessation of operations, (xxxiv) potential security, cyber and privacy breaches, (xxxv) workforce that is not unionized which may become unionized, and/or workforce that is unionized and may take action such as strikes that may create increased cost and operational risks, (xxxvi) the issuance of ordinary shares as a result of exercise and/or vesting of any of our employee equity, as well as any sale of shares by any of our shareholders, or any market expectation thereof, as well as the issuance of additional employees’ restricted stock units, or any market expectation thereof, which may depress the market value of the Company and the price of the Company’s ordinary shares, and in addition may impair our ability to raise future capital, (xxxvii) the dispute resolution process with Intel with regards to the capacity corridor in Intel’s New Mexico fab further to Intel’s notice to the Company that it does not intend to perform under the agreement, and the result therefrom, which process may be costly and/ or may result in losses and/or other  adverse impact, (xxxviii) Pillar Two tax rules and regulations previously released by the OECD, which require a minimum effective corporate income tax rate of 15% applicable in every jurisdiction in which the company operates, which are expected to result in additional income tax expenses for the years 2026 and beyond, mainly with respect to the Company’s Israeli operations in which the Company was subject to 7.5% preferred tax rate until 2025 under Israeli laws, and (xxxix) climate change, business interruptions due to floods, fires, pandemics, earthquakes and other natural disasters, the security situation in Israel and global trade “war”, including the potential inability to continue uninterrupted operations of the Israeli fab, impact on global supply chain to and from the Israeli fab, power interruptions, chemicals or other leaks or damages as a result therefrom, absence of workforce due to military service as well as risk that certain countries will restrict doing business with Israeli companies, including imposing restrictions due to hostilities in Israel or political instability in the region that may continue or exacerbate, and other events beyond our control. Due to instability in neighboring states, Israel could be subject to additional political, economic, and military confines, and our Israeli facility’s operations could be materially adversely affected. Any current or future hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could have a material adverse effect on our business, financial condition and results of operations.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this release or which may otherwise affect our business is included under the heading "Risk Factors" in the Company’s most recent filings on Forms 20-F and 6-K, as were filed with the SEC and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#  #  #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	December 31,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$235,369	$271,894
Short-term deposits	916,541	946,351
Trade accounts receivable	222,795	211,932
Inventories	256,855	268,295
Other current assets	78,062	61,817
Total current assets	1,709,622	1,760,289

PROPERTY AND EQUIPMENT, NET	1,463,056	1,286,622
OTHER LONG-TERM ASSETS, NET *	149,612	33,574
TOTAL ASSETS	$3,322,290	$3,080,485

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt	$28,112	$48,376
Trade accounts payable	123,915	130,624
Deferred revenue and customers' advances	25,581	21,655
Other current liabilities	86,139	84,409
Total current liabilities	263,747	285,064

LONG-TERM DEBT	133,406	132,437
OTHER LONG-TERM LIABILITIES	20,554	22,804
TOTAL LIABILITIES	417,707	440,305
TOTAL SHAREHOLDERS' EQUITY	2,904,583	2,640,180
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,322,290	$3,080,485

* As of December 31, 2025, includes Rights of Use in the amount of $115,170 with respect to Fab3 previously announced lease extension agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2025	2025	2024
REVENUE	$440,206	$395,667	$387,191
COST OF REVENUE	322,594	302,622	300,338
GROSS PROFIT	117,612	93,045	86,853

OPERATING COSTS AND EXPENSES:
Research and development	24,850	22,056	20,622
Marketing, general and administrative	21,933	20,409	19,812
	46,783	42,465	40,434

OPERATING PROFIT	70,829	50,580	46,419

FINANCING AND OTHER INCOME, NET	10,735	10,491	8,315
PROFIT BEFORE INCOME TAX	81,564	61,071	54,734

INCOME TAX EXPENSE, NET	(1,505)	(7,625)	(2,149)
NET PROFIT	80,059	53,446	52,585

Net loss attributable to non-controlling interest	73	199	2,553
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$80,132	$53,645	$55,138

BASIC EARNINGS PER SHARE	$0.71	$0.48	$0.49
Weighted average number of shares	112,396	112,132	111,493
DILUTED EARNINGS PER SHARE	$0.70	$0.47	$0.49
Weighted average number of shares	114,191	113,751	112,967

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:

GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$80,132	$53,645	$55,138
Stock based compensation and amortization of acquired intangible assets	9,393	9,111	11,258
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$89,525	$62,756	$66,396

ADJUSTED EARNINGS PER SHARE:

Basic	$0.80	$0.56	$0.60
Diluted	$0.78	$0.55	$0.59

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Year ended
	December 31,
	2025	2024
REVENUE	$1,566,104	$1,436,122
COST OF REVENUE	1,202,250	1,096,680
GROSS PROFIT	363,854	339,442

OPERATING COSTS AND EXPENSES:
Research and development	86,496	79,434
Marketing, general and administrative	83,186	74,964
Restructuring income, net *	--	(6,270)
	169,682	148,128

OPERATING PROFIT	194,172	191,314

FINANCING AND OTHER INCOME, NET	46,211	26,113
PROFIT BEFORE INCOME TAX	240,383	217,427

INCOME TAX EXPENSE, NET	(21,569)	(10,205)
NET PROFIT	218,814	207,222

Net loss attributable to non-controlling interest	1,656	642
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$220,470	$207,864

BASIC EARNINGS PER SHARE	$1.97	$1.87
Weighted average number of shares	111,981	111,153
DILUTED EARNINGS PER SHARE	$1.94	$1.85
Weighted average number of shares	113,597	112,343

* Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations.

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:

GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$220,470	$207,864
Stock based compensation and amortization of acquired intangible assets	39,434	35,755
Restructuring income, net **	--	(2,634)
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$259,904	$240,985

ADJUSTED EARNINGS PER SHARE:

Basic	$2.32	$2.17
Diluted	$2.29	$2.15

** Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations, net of tax and profit attributable to non-controlling interest.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	December 31,	September 30,	December 31,
	2025	2025	2024
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$272,742	$265,293	$270,979
Net cash provided by operating activities	39,538 *	139,423	100,816
Investments in property and equipment, net	(110,978)	(103,490)	(93,396)
Debt received (repaid), net	(4,708)	(6,875)	2,795
Effect of Japanese Yen exchange rate change over cash balance	(3,225)	(1,609)	(4,972)
Proceeds from (investments in) deposits, marketable securities and other assets, net	42,000	(20,000)	(4,328)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$235,369	$272,742	$271,894

	Year ended
	December 31,	December 31,
	2025	2024
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$271,894	$260,664
Net cash provided by operating activities	395,482 *	448,682
Investments in property and equipment, net	(436,561)	(431,653)
Debt repaid, net	(33,353)	(32,455)
Effect of Japanese Yen exchange rate change over cash balance	(563)	(4,758)
Proceeds from deposits, marketable securities and other assets, net	38,470	31,414
CASH AND CASH EQUIVALENTS - END OF PERIOD	$235,369	$271,894

* Includes $105,000 payment with respect to Fab3 previously announced lease extension agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Year ended
	December 31,	December 31,
	2025	2024
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$218,814	$207,222
Adjustments to reconcile net profit for the period to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization **	303,112	266,279
Other expense, net	10,527	24,721

Changes in assets and liabilities:
Trade accounts receivable	(10,498)	(60,036)
Other current assets	(25,453)	(33,992)
Inventories	11,800	4,778
Other long term assets	(111,018)*	--
Trade accounts payable	(12,157)	35,784
Deferred revenue and customers' advances	(1,832)	(14,783)
Other current liabilities	12,029	22,021
Other long-term liabilities	158	(3,312)
Net cash provided by operating activities	395,482 *	448,682

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(436,561)	(431,653)
Proceeds from deposits, marketable securities and other assets, net	38,470	31,414
Net cash used in investing activities	(398,091)	(400,239)

CASH FLOWS - FINANCING ACTIVITIES
Debt repaid, net	(33,353)	(32,455)
Net cash used in financing activities	(33,353)	(32,455)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(563)	(4,758)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(36,525)	11,230
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	271,894	260,664
CASH AND CASH EQUIVALENTS - END OF PERIOD	$235,369	$271,894

* Includes $105,000 payment with respect to Fab3 previously announced lease extension agreement.

** includes stock based compensation and amortization of acquired intangible assets in the amounts of $39,434 and $35,755 for the years ended December 31, 2025, and December 31, 2024, respectively.